Exhibit 99.1

Press release

Biophytis appoints Philippe Rousseau

as Chief Financial Officer

Paris (France), Cambridge (Massachusetts, United States) April 5, 2022 – 6pm – Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS) (the “Company” or “Biophytis”), a clinical-stage biotechnology company specialized in the development of therapeutics that slow the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19, is pleased to announce the appointment of Philippe Rousseau as Chief Financial Officer. He replaces Evelyne Nguyen who is leaving the company to pursue other projects, after having dedicated two years to its development.

A strong experience in biotech and listed companies

Philippe Rousseau has nearly 25 years of experience in the biotech industry in Europe and the US. Prior to joining Biophytis, Philippe Rousseau was Chief Operating Officer of Pherecydes Pharma, an antibacterial therapeutics development company for two years that he listed on Euronext Growth in 2021. He had also been deputy CEO of the Swiss biomarker and diagnostics company ABCDx and Chief Financial Officer of Therabron Therapeutics in the US. Philippe Rousseau has an extensive expertise in financial transactions, strategic planning and development of life science companies on both sides of the Atlantic.

Philippe Rousseau holds a Master's degree in Management from HEC Paris. After starting his career in investment banking in the United States and strategy consulting in France, he joined the biotech industry in 1998 as Director of Investor Relations and then VP Finance of Genset, a company listed in Paris and on Nasdaq. During his professional life, he also participated in the development of many other private or listed biotech companies such as Cytoo, ExonHit Therapeutics or Vivalis (now Valneva) in financial or operational management positions.

As Chief Financial Officer, Philippe Rousseau will be in charge of the financial management of the company, relations with investors, in particular in the United States, as well as the support of the General Management in the implementation and the management of strategic partnerships, whether scientific, industrial or commercial.

Stanislas Veillet, CEO of Biophytis, said: "We are very pleased to welcome Philippe Rousseau into the company. He will bring to Biophytis his experience in managing financial issues in the biotech sector, both in France and in the US. I would also like to thank Evelyne Nguyen for her work over the last two years, particularly during the listing on Nasdaq.”

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19.

Press release

Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT). It is also being studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD).

The company is based in Paris, France, and Cambridge, Massachusetts. The company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADS (American Depositary Shares) are listed on Nasdaq (Ticker BPTS – ISIN : US09076G1040).

For more information visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risks and uncertainties the Company is to face" section from the Company's 2021 Half Year Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the “Risks Factors” section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Investors@biophytis.com

Media Contacts

Antoine Denry : antoine.denry@taddeo.fr – +33 6 18 07 83 27
Agathe Boggio : agathe.boggio@taddeo.fr - +33 7 62 77 69 42